Exhibit 99.2

中 國 海 洋 石 油 有 限 公 司

CNOOC LIMITED

Press release – For Immediate Release

Reserves and Production Hit Record High

Cost Decreased to a 10-Year Low

(Hong Kong, March 25, 2021) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its 2020 annual results for the year ended December 31, 2020.

In 2020, CNOOC Limited strengthened confidence, focused on its own development, proactively responded to the sharp drop in international oil prices and the impact of COVID-19 epidemic, and built up a strict defence line for pandemic prevention and control with concerted efforts. The safe production situation remained stable. The annual oil and gas reserves and production hit a new record high, and cost decreased to a 10-Year Low. The Company maintained a stable financial position during the year. At same time, the Company also actively fulfilled its promises to give back to its shareholders and the society.

The Company focused on large and medium-sized oil and gas discoveries and strived to improve the success ratio of exploration. During the year, 16 commercial discoveries were made, including Kenli 6-1 and Bozhong 13-2 oil and gas fields in Bohai Bay with proven in-place volume exceeding 100 million tons of oil equivalent; Huizhou 26-6, a medium-sized oil and gas field in Eastern South China Sea; and three new discoveries of oil fields in Stabroek block of Guyana. With such discoveries, the Company’s proved reserves hit a record high of 5,373 million BOE, and the reserve life remained stable at a level above 10 years for 4 consecutive years, laying a solid foundation for future production growth. During the year, net oil and gas production grew strongly continuously, 10 new projects of production capacity construction were successfully commenced production, and the decline rate of the producing oilfields was under control. Thus, the Company’s net oil and gas production also hit a record high of 528.2 million BOE.

The Company actively dealt with the challenge of low oil prices, and deeply implemented special actions to reduce costs and enhance quality and efficiency. In this way, the Company reduced the costs throughout the entire exploration and development process by optimizing work deployment, strengthening on-site management, and conducting technology upgrades. In 2020, all-in cost decreased to US$26.34 per BOE, down 11.6% year-over-year (YoY)，hitting a 10-year low, and operating cost was US$6.90 per BOE, down 6.7% YoY， hitting a 13-year low, which continued to consolidate the cost competitiveness of the Company and demonstrated the excellent management and execution capacity of the management.

In 2020, the Company actively responded to the general trend of energy transition and continuously practiced its green and low-carbon development strategy. On the one hand, efforts were made to continuously increase the supply of clean energy and promote the development and construction of key natural gas projects. On the other hand, the Company actively promoted new energy business with focus on offshore wind power. In 2020, the Company's first offshore wind power project with all 57 wind turbines connected to the grid to generate electricity. In addition, the Company actively promoted digital and intelligent construction and implemented the shore power supply projects in Bohai Bay to facilitate green and low-carbon production.

The Company’s average realized oil price was US$40.96 per barrel, The average realized natural gas price was US$6.17 per thousand cubic feet. Oil and gas sales revenue reached RMB139.6 billion, and the net profit of RMB24.96 billion, and basic earnings per share of RMB 0.56.

During the period, leveraging its stable financial position and strong free cash flow, the Company maintained a high level of investment with capital expenditure of RMB79.5 billion and fully guaranteed the implementation of oil and gas exploration and development businesses. In keeping with its commitment continuously to reward the shareholders, the Board of Directors has recommended the payment of a final dividend of HK$0.25 per share (tax inclusive).

Mr. Wang Dongjin, Chairman of the Company, said, "In 2020, facing with a challenging and complex external environment, we strengthened our confidence in development, faced up to the difficulties, and adopted various measures to achieve better than expected annual results. In the future, we will continue to focus on promoting high-quality development, actively respond to new challenges, take the initiative to seize new opportunities, and strive to achieve high-quality, sustainable, safe and low-carbon development and constantly enhance our capability to create value, and thereby provide greater returns to shareholders.”

— End —

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com

*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Bunny Lee

Porda Havas International Finance Communications Group

Tel: +852 3150 6707

Fax: +852 3150 6728

E-mail: cnooc.hk@pordahavas.com